Exhibit 99.1

FinVolution Group Reports Second Quarter 2021 Unaudited Financial Results

-Total Transaction Volume breaks record high to RMB33.4 billion-

-Further international expansion with rapid growth in total number of new borrowers-

SHANGHAI, August 23, 2021 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

	For the Three Months Ended		YoY Change
	June 30, 2020	June 30, 2021
Total No. of New Individual Borrowers[3] (’000)	197	1,183	500.5%
New Individual Borrowers China’s Mainland (’000)	169	812	380.5%
New Individual Borrowers International (’000)	28	371	1,225.0%
No. of Small Business Owners served in China’s Mainland (’000)	31	408	1,216.1%
Total Transaction Volume[4]	13.2	33.4	153.0%
Transaction Volume China’s Mainland (RMB in billion)	13.1	32.5	148.1%
Transaction Volume International (RMB in billion)	0.05	0.94	1,780.0%

Second Quarter 2021 Operational Highlights

Growing global user base with total no. of new borrowers reaching record high

•	Total cumulative registered users[1] reached 130.8 million as of June 30, 2021.

•	Total number of unique borrowers[2] was 3.7 million as of June 30, 2021.

•	Total number of new borrowers[3] was 1.18 million, an increase of 500.5% compared to the same period of 2020.

Total transaction volume and outstanding loan balances both reaching new record highs

•	Total transaction volume reached RMB33.4 billion, an increase of 153.0% compared to the same period of 2020.

•	Transaction volume facilitated for total new borrowers[5] was RMB7.1 billion, an increase of 610.0% compared to the same period of 2020.

•	Total outstanding principal of loans reached RMB39.4 billion, an increase of 86.7% compared to the same period of 2020.

Small business owner’s loans scaling up with steady growth

•	Transaction volume facilitated for small business owners was RMB6.2 billion, representing 18.6% of total transaction volume.

•	Numbers of small business owners served in the quarter exceeded 408.0 thousand, an increase of 1,216.1% compared to the same period of 2020.

International expansion continues to accelerate with new geographic presence

•	Number of new borrowers acquired in the international markets reached 371.0 thousands, an increase of 1,225.0% compared to the same period of 2020.

•	Transaction volume facilitated for the international markets was RMB940.0 million, an increase of 1,780.0% compared to the same period of 2020.

•	Pilot testing operations took off in Vietnam.

More operational highlights

•	90 day+ delinquency ratio[6] reached a new historical low to 1.01% as of June 30, 2021, compared to 7.13% in the same period of 2020.

•	Average loan size[7] was RMB4,403 for the second quarter of 2021, compared to RMB3,867 in the same period of 2020.

•	Average loan tenor[8] was 8.1 months for the second quarter of 2021.

Second Quarter 2021 Financial Highlights

Sustainable growth with progressive improvement

•	Net revenue was RMB2,384.1 million (US$369.3 million) for the second quarter of 2021, an increase of 31.7% from RMB1,810.5 million compared to the same period of 2020.

•	Operating profit was RMB704.7 million (US$109.1million) for the second quarter of 2021, an increase of 24.2% from the same period of 2020.

•

Non-GAAP adjusted operating income[9], which excludes share-based compensation expenses before tax, was RMB726.1 million (US$112.5million) for the second quarter of 2021, an increase of 26.1% from the same period of 2020.

•

Diluted net profit per ADS was RMB2.11 (US$0.33) and diluted net profit per share was RMB0.42 (US$0.07), an increase of 40.7% in the same period of 2020. Non-GAAP diluted net profit per ADS was RMB2.17 (US$0.34) and Non-GAAP diluted net profit per share was RMB0.43 (US$0.07), an increase of 42.8% in the same period of 2020.

[1]	On a cumulative basis, total number of users registered on the Company’s platforms as of June 30, 2021.
[2]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.
[3]	Represents the total number of new borrowers on the Company’s platforms during the period presented.
[4]	Represents total transaction volume facilitated on the Company’s platforms during the period presented.
[5]	Represents transaction volume facilitated for total number of new borrowers on the Company’s platforms during the period presented.
[6]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar past due as a percentage of the total outstanding principal balance of on-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland is not included in the calculation.

[7]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[8]	Represents the average loan tenor period on the Company’s platform in China’s Mainland during the period presented.
[9]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “We are thrilled to be reporting another set of record-breaking operational and financial results in the second quarter. As we harness our technological capabilities effectively to acquire new better quality borrowers and constantly increase our acquisition channels, our total number of new better quality borrowers acquired globally once again crossed the one million mark to a new record high of 1.18 million this quarter, an increase of 500.5% year over year and 17.7% quarter over quarter.”

“Another clear indication that we are resuming high quality growth is our total transaction volume for the quarter reached a new record high to RMB33.4 billion , a 153.0% jump year over year and a sequential increase of 24.6%.”

“Growth momentum for our small business owners segment remained robust with transaction volume increasing 40.9% sequentially to RMB6.2 billion in the second quarter. Notably, the total number of small business owners served in the second quarter of 2021 exceeded 408 thousand, compared to just 220 thousand in total for the full year 2020.”

“Our pilot testing operations in Vietnam, marks the fourth country in our global roadmap in addition to our international presence in Indonesia, Philippines, and Singapore. Leveraging our technologies and digitization capabilities to create long term value for our stakeholders, we are confident in our ability to maintain our position as the leading fintech platform in China while capturing tremendous growth opportunities globally,” concluded Mr. Zhang.

Mr. Jiayuan Xu, the Chief Financial Officer of FinVolution, commented, “With continued improvement across multiple operating metrics in the second quarter, we delivered a non-GAAP operating profit of RMB726.1 million, an increase of 26.1% year-over-year and a sequential increase of 8.2%, further validating the viability of our business model. Our robust balance sheet with RMB4.9 billion in unrestricted cash and short term investments, coupled with strong technology capabilities positions us well to explore opportunities both in domestic and international markets,” concluded Mr. Xu.

Second Quarter 2021 Financial Results

Net revenue for the second quarter of 2021 increased by 31.7% to RMB2,384.1 million (US$369.3 million) from RMB1,810.5 million in the same period of 2020, primarily due to the increase in transaction volume and partially offset by the decrease in guarantee income as a result of improved asset quality.

Loan facilitation service fees increased by 135.3% to RMB952.4 million (US$147.5 million) for the second quarter of 2021 from RMB404.7 million in the same period of 2020, primarily due to the increase in transaction volume which was partially offset by the decrease in average rate of transaction fees.

Post-facilitation service fees increased by 95.6 % to RMB299.6 million (US$46.4 million) for the second quarter of 2021 from RMB153.2 million in the same period of 2020, primarily due to the increase in outstanding loans serviced by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB665.7 million (US$103.1 million) for the second quarter of 2021 compared to RMB821.2 million in the same period of 2020, as a result of improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality which results in the decrease in guarantee income.

Net interest income decreased by 7.4% to RMB308.5 million (US$47.8 million) for the second quarter of 2021, from RMB333.2 million in the same period of 2020, primarily due to the reduction in the outstanding loan balances of consolidated trusts partially offset by the higher transaction volume originated in the international markets.

Other revenue increased by 60.8% to RMB157.9 million (US$24.5 million) for the second quarter of 2021 from RMB98.2 million in the same period of 2020, primarily due to increase in customer referral fees to other third-party platforms.

Origination and servicing expenses increased by 67.1% to RMB455.0 million (US$70.5 million) for the second quarter of 2021 from RMB272.3 million in the same period of 2020, primarily due to the increase in employees expenditures and fees paid to third party service providers.

Sales and marketing expenses increased by 609.4% to RMB473.2 million (US$73.3 million) for the second quarter of 2021 from RMB66.7 million in the same period of 2020, primarily due to the increase in online customer acquisition expenses as a result of increased efforts in acquiring new borrowers on the Company’s platform.

Research and development expenses increased by 25.4% to RMB104.6 million (US$16.2 million) for the second quarter of 2021, compared to RMB83.4 million in the same period of 2020, due to increased investments in technology development.

General and administrative expenses increased by 23.6% to RMB126.1 million (US$19.5 million) for the second quarter of 2021 compared to RMB102.0 million in the same period of 2020, due to increased expenditures in employees benefits.

Provision for accounts receivables and other receivables increased by 104.3% to RMB47.4 million (US$7.3 million) for the second quarter of 2021, compared with RMB23.2 million in the same period of 2020 as a result of increase in outstanding loan balances partially offset by improved credit quality.

Provision for loans receivables was RMB81.9 million (US$12.7 million) for the second quarter of 2021, compared with RMB119.8 million in the same period of 2020, primarily due to improved asset quality as well as the decrease in loan receivables during the quarter.

Credit losses for quality assurance commitment were RMB391.1 million (US$60.6 million) for the second quarter of 2021 compared to RMB575.8 million in the same period of 2020, primarily due to improved asset quality partially offset by the increase in outstanding loan balances.

Operating profit increased by 24.2% to RMB704.7 million (US$109.1 million) for the second quarter of 2021 from RMB567.2 million in the same period of 2020.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB726.1 million (US$112.5 million) for the second quarter of 2021, representing an increase of 26.1% from RMB575.9 million in the same period of 2020.

Other income decreased by 24.8% to RMB25.8 million (US$4.0 million) for the second quarter of 2021 from RMB34.3 million in the same period of 2020, mainly due to the decrease in government subsidies.

Income tax expenses were RMB110.1 million (US$17.0 million) for the second quarter of 2021, compared with RMB147.5 million in the same period of 2020, mainly due to change in preferential tax rate for certain qualified subsidiaries which is partially offset by the increase in pre-tax profit.

Net profit was RMB620.4 million (US$96.1 million) for the second quarter of 2021, compared with RMB454.0 million in the same period of 2020.

Net profit attributable to ordinary shareholders of the Company was RMB626.4 million (US$97.0 million) for the second quarter of 2021, compared with RMB456.7 million in the same period of 2020.

Diluted net profit per ADS was RMB2.11 (US$0.33) and diluted net profit per share was RMB0.42 (US$0.07), an increase of 40.7% year over year. Non-GAAP diluted net profit per ADS was RMB2.17 (US$0.34) and Non-GAAP diluted net profit per share was RMB0.43 (US$0.07), an increase of 42.8% year over year. Each ADS represents five ordinary shares of the Company.

As of June 30, 2021, the Company had cash and cash equivalents of RMB2,801.8 million (US$434.0 million) and short-term investments mainly in wealth management products of RMB2,056.0 million (US$318.4 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of June 30, 2021:

Business Outlook

With the COVID-19 recent resurgence in China and other regions around the world, the Company will continue to closely monitor the situation of the pandemic and remain vigilant in its business operations. As such, the Company holds a cautious view on its operations and anticipates steady growth in its transaction volume for the third quarter of 2021, which is expected to be in the range of RMB35.0 billion to RMB37.0 billion.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions, the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 23, 2021 (8:00 PM Beijing/Hong Kong time on August 23, 2021).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 30, 2021, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	10159520

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2021, the Company had over 130.8 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating profit, Non-GAAP basic and diluted net profit per share and per ADS which are Non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating profit help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating profit provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, Non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These Non-GAAP financial measures has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2020	2021
	RMB	RMB	USD
Assets
Cash and cash equivalents	2,632,174	2,801,844	433,950
Restricted cash	3,484,227	3,931,316	608,883
Short-term investments	1,970,958	2,056,029	318,438
Investments	950,515	979,747	151,743
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB223,514 and RMB245,492 as of December 31, 2020 and June 30, 2021, respectively	1,121,554	1,052,037	162,940
Intangible assets	98,947	98,947	15,325
Property, equipment and software, net	93,876	84,608	13,104
Loans receivable, net of credit loss allowance for loans receivable of RMB382,012 and RMB322,489 as of December 31, 2020 and June 30, 2021, respectively	2,354,882	1,087,851	168,488
Accounts receivable, net of credit loss allowance for accounts receivable of RMB188,725 and RMB245,139 as of December 31, 2020 and June 30, 2021, respectively	863,906	1,460,083	226,138
Deferred tax assets	155,758	229,186	35,496
Right of use assets	54,968	43,168	6,686
Prepaid expenses and other assets	1,050,009	1,323,931	205,051
Goodwill	50,411	50,411	7,808

Total assets	14,882,185	15,199,158	2,354,050

Liabilities and Shareholders’ Equity
Payable to platform customers	103,453	89,928	13,928
Deferred guarantee income[1]	1,259,396	1,190,874	184,443
Expected credit losses for quality assurance commitment[1]	2,390,501	2,760,757	427,587
Payroll and welfare payable	220,989	165,318	25,604
Taxes payable	154,398	81,150	12,569
Funds payable to investors of consolidated trusts	1,661,841	677,784	104,974
Contract liability	3,447	2,522	391
Deferred tax liabilities	103,548	117,290	18,166
Accrued expenses and other liabilities	510,986	705,898	109,330
Leasing liabilities	43,296	30,111	4,664

Total liabilities	6,451,855	5,821,632	901,656

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	16
Additional paid-in capital	5,659,990	5,657,451	876,228
Treasury stock	(401,621)	(345,627)	(53,531)
Statutory reserves	458,058	458,058	70,944
Accumulated other comprehensive income	(5,142)	(7,018)	(1,087)
Retained Earnings	2,651,918	3,551,102	549,996

Total FinVolution Group shareholders’ equity	8,363,306	9,314,069	1,442,566

Non-controlling interest	67,024	63,457	9,828

Total shareholders’ equity	8,430,330	9,377,526	1,452,394

Total liabilities and shareholders’ equity	14,882,185	15,199,158	2,354,050

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	404,742	952,405	147,509	779,274	1,714,030	265,469
Post-facilitation service fees	153,155	299,613	46,404	335,860	526,044	81,474
Guarantee income	821,175	665,706	103,105	1,971,455	1,324,887	205,199
Net interest income	333,157	308,499	47,780	648,115	588,917	91,212
Other Revenue	98,223	157,877	24,452	182,058	343,115	53,142

Net revenue	1,810,452	2,384,100	369,250	3,916,762	4,496,993	696,496

Operating expenses:
Origination and servicing expenses	(272,315)	(455,004)	(70,471)	(521,810)	(868,058)	(134,445)
Sales and marketing expenses	(66,743)	(473,194)	(73,289)	(157,949)	(807,410)	(125,052)
Research and development expenses	(83,394)	(104,647)	(16,208)	(170,953)	(198,431)	(30,733)
General and administrative expenses	(102,025)	(126,129)	(19,534)	(198,380)	(238,754)	(36,978)
Provision for accounts receivable and other receivable	(23,248)	(47,440)	(7,348)	(56,396)	(87,228)	(13,510)
Provision for loans receivable	(119,776)	(81,894)	(12,684)	(415,712)	(100,717)	(15,599)
Credit losses for quality assurance commitment[1]	(575,782)	(391,116)	(60,576)	(1,372,621)	(835,992)	(129,479)

Total operating expenses	(1,243,283)	(1,679,424)	(260,110)	(2,893,821)	(3,136,590)	(485,796)

Operating profit	567,169	704,676	109,140	1,022,941	1,360,403	210,700

Other income, net	34,321	25,831	4,001	88,079	68,528	10,614

Profit before income tax expense	601,490	730,507	113,141	1,111,020	1,428,931	221,314
Income tax expenses	(147,479)	(110,074)	(17,048)	(236,647)	(215,745)	(33,415)

Net profit	454,011	620,433	96,093	874,373	1,213,186	187,899
Net profit attributable to non-controlling ,interest shareholders	(2,696)	(5,950)	(921)	(1,723)	(3,567)	(552)
Net profit attributable to FinVolution Group	456,707	626,383	97,014	876,096	1,216,753	188,451

Foreign currency translation adjustment, net of nil tax	(1,580)	(16,472)	(2,551)	2,262	(1,876)	(291)

Total comprehensive income attributable to FinVolution Group	455,127	609,911	94,463	878,358	1,214,877	188,160

Weighted average number of ordinary shares used in computing net income per share
Basic	1,513,856,060	1,422,064,339	1,422,064,339	1,518,587,011	1,413,726,359	1,413,726,359
Diluted	1,521,505,807	1,487,138,052	1,487,138,052	1,530,774,525	1,481,517,231	1,481,517,231
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.30	0.44	0.07	0.58	0.86	0.13
Diluted	0.30	0.42	0.07	0.57	0.82	0.13
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.51	2.20	0.34	2.88	4.30	0.67
Diluted	1.50	2.11	0.33	2.86	4.11	0.64

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,250,622	119,460	18,501	667,210	274,351	42,492
Net cash provided by/(used in) investing activities	46,622	980,789	151,905	(213,853)	1,675,628	259,522
Net cash used in financing activities	(1,002,044)	(455,120)	(70,489)	(1,432,830)	(1,324,557)	(205,148)
Effect of exchange rate changes on cash and cash equivalents	3,792	(18,286)	(2,832)	6,864	(8,663)	(1,343)
Net increase/(decrease) in cash, cash equivalent and restricted cash	298,992	626,843	97,085	(972,609)	616,759	95,523
Cash, cash equivalent and restricted cash at beginning of period	4,739,144	6,106,317	945,748	6,010,745	6,116,401	947,310
Cash, cash equivalent and restricted cash at end of period	5,038,136	6,733,160	1,042,833	5,038,136	6,733,160	1,042,833

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	1,810,452	2,384,100	369,250	3,916,762	4,496,993	696,496
Less: total operating expenses	(1,243,283)	(1,679,424)	(260,110)	(2,893,821)	(3,136,590)	(485,796)
Operating Income	567,169	704,676	109,140	1,022,941	1,360,403	210,700
Add: share-based compensation expenses	8,708	21,413	3,317	16,729	36,852	5,708
Non-GAAP adjusted operating income	575,877	726,089	112,457	1,039,670	1,397,255	216,408
Operating Margin	31.3%	29.6%	29.6%	26.1%	30.3%	30.3%
Non-GAAP operating margin	31.8%	30.5%	30.5%	26.5%	31.1%	31.1%
Non-GAAP adjusted operating income	575,877	726,089	112,457	1,039,670	1,397,255	216,408
Add: other income, net	34,321	25,831	4,001	88,079	68,528	10,614
Less: income tax expenses	(147,479)	(110,074)	(17,048)	(236,647)	(215,745)	(33,415)
Less: tax effects on non-GAAP adjustments	(1,635)	(3,847)	(597)	(2,648)	(6,922)	(1,072)
Non-GAAP net profit	461,084	637,999	98,813	888,454	1,243,116	192,535
Net profit attributable to non-controlling ,interest shareholders	(2,696)	(5,950)	(921)	(1,723)	(3,567)	(552)
Non-GAAP net profit attributable to FinVolution Group	463,780	643,949	99,734	890,177	1,246,683	193,087
Weighted average number of ordinary shares used in computing net income per share
Basic	1,513,856,060	1,422,064,339	1,422,064,339	1,518,587,011	1,413,726,359	1,413,726,359
Diluted	1,521,505,807	1,487,138,052	1,487,138,052	1,530,774,525	1,481,517,231	1,481,517,231
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.31	0.45	0.07	0.59	0.88	0.14
Diluted	0.30	0.43	0.07	0.58	0.84	0.13
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	1.53	2.26	0.35	2.93	4.41	0.68
Diluted	1.52	2.17	0.34	2.91	4.21	0.65